Exhibit 4.1
DESCRIPTION OF APACHE OFFSHORE INVESTMENT PARTNERSHIP’S
SECURITIES REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934
Apache Offshore Investment Partnership, a Delaware general partnership (“AOIP” or the “Partnership”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: partnership units representing limited partner interests in the Partnership (“Partnership Units”).
The following is a summary of the rights of the holders of Partnership Units. This summary should be read in conjunction with, and is qualified in its entirety by, the related provisions of the AOIP Partnership Agreement, dated as of October 31, 1983, as amended by Amendment No. 1 thereto, dated as of February 11, 1994 (the “Partnership Agreement”), and the Apache Offshore Petroleum Limited Partnership Limited Partnership Agreement, dated as of October 31, 1983 (the “Operating Partnership Partnership Agreement” and together with the Partnership Agreement, the “Partnership Agreements”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part; and applicable Delaware law, including the Delaware Revised Uniform Partnership Act (the “DRUPA”) and the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Partnership Agreement.
The Partnership Units
The Partnership Units represent limited partner interests in the Partnership that entitle the holders thereof to the rights and privileges specified to Investing Partners in our Partnership Agreement, including the right to participate in Partnership distributions. The Partnership Units are registered pursuant to Section 12(g) of the Exchange Act. As of December 31, 2019, there were 1,021.5 Partnership Units issued and outstanding held by 926 Investing Partners of record. The Partnership has no other class of securities authorized or outstanding. The Partnership Units are not listed for trading on any exchange.
Managing Partner Interest
Apache Corporation, a Delaware corporation (“Apache” or the “Managing Partner”), is the managing partner of the Partnership. The Managing Partner may acquire and hold Partnership Units or other equity securities issued by the Partnership for its own account and become entitled to receive distributions on any such acquired interests. As of December 31, 2019, the Managing Partner held approximately five percent of the Partnership’s issued and outstanding Partnership Units and owned a one-percent General Partner interest in Apache Offshore Petroleum Limited Partnership, a Delaware limited partnership (the “Operating Partnership”) of which the Managing Partner is the sole general partner and the Partnership is the sole limited partner. The Partnership’s primary business is to serve as the sole limited partner of the Operating Partnership.

Distributions to Partners
The Managing Partner shall, not less than quarterly, review the accounts of the Partners and shall distribute to the Managing Partner and the Investing Partners holding Partnership Units of record on the date of such distribution any cash that has been allocated to such accounts and is in excess of amounts reasonably needed in the opinion of the Managing Partner in the business of the Partnership. No distributions were made to Investing Partners during 2019, 2018, or 2017.
Under the terms of the Partnership Agreements, the Investing Partners generally receive 80 percent and Apache receives 20 percent of revenue, and the Investing Partners receive 100 percent of the interest income earned on short-term cash investments.
Capital Contributions
The Managing Partner shall not be required to make any contributions to the capital of the Partnership except in the amount of any negative balance in its capital account following any distributions in connection with the liquidation of the Partnership. Upon completion of the Partnership’s last subscription call in November 1989, the Managing Partner released the Investing Partners from all remaining liability for future capital calls.
Voting Rights
The Managing Partner has the sole and exclusive right and power to manage and operate the business of the Partnership. The Investing Partners may, by a vote of Investing Partners holding a majority of the then outstanding Partnership Units (excluding any Partnership Units held by the Managing Partner), either by written actions signed by such Partners or at any special meeting called for the following purposes:

(i)
Remove and replace the Managing Partner, elect a new Managing Partner if a Managing Partner withdraws or is expelled from the Partnership, and in the event of the removal, withdrawal, expulsion, bankruptcy, insolvency, liquidation, or dissolution of the Managing Partner, elect to continue the business of the Partnership with one or more substituted Managing Partners;

(ii)
Amend the Partnership Agreement, provided, however, that no amendment which would have the effect of reducing the interest of any Partner in the assets or revenues of the Partnership or increasing the obligations of any Partner to the Partnership may be made without the consent of the Partner or Partners whose interests or obligations would be affected;

(iii)	Dissolve the Partnership;

(iv)	Approve or disapprove the sale of all or substantially all of the Partnership’s assets; or

(v)	Terminate any contracts for services with the Managing Partner or any of its Affiliates without penalty upon sixty days’ advance written notice.
Additionally, a special meeting of the Partners may be called by the Managing Partner or by Investing Partners holding at least ten percent of the then outstanding Partnership Units (excluding Partnership Units held by the Managing Partner).
The Managing Partner shall not take any action or give any consent permitted or required by the Operating Partnership Partnership Agreement to be taken or given by the Partnership, without first obtaining, in the manner required by the Partnership Agreement, the approval of Investing Partners holding a majority of the then outstanding Partnership Units (excluding any Partnership Units held by the Managing Partner).
No Withdrawal or Dissolution
No Investing Partner may at any time withdraw from the Partnership, except as provided in the Partnership Agreement, and no Investing Partner shall have the right to have the Partnership dissolved or the right to a return of any contribution to the capital of the Partnership.
Withdrawal of Interests
An Investing Partner or assignee thereof that is a partnership of which the Managing Partner is the managing or general partner may, upon the consummation of an exchange offer in which such partnership acquires its interest in the Partnership in exchange for an interest in such partnership and upon written notice to the Managing Partner, request a withdrawal of all of its interest in the Partnership. The Managing Partner shall cause the Partnership to make a transfer to the withdrawing Investing Partner of a pro rata share of the assets (including, in the case of oil and gas properties, undivided fractional interests therein) of the Partnership.
Transfer or Assignment of Partnership Units
Except as set forth below, the interest of an Investing Partner in the Partnership may not be assigned, pledged, mortgaged, sold, or otherwise disposed of, and no Investing Partner shall have the right to substitute an assignee in his or her place.
No Investing Partner may sell or assign Partnership Units except to a member of such Investing Partner’s family or by will, without the prior written consent of the Managing Partner, which consent may be withheld in the Managing Partner’s sole discretion, and in no event shall an assignment of less than one-third of a Partnership Unit be made. Unless admitted as a substituted Investing Partner, any such assignee shall have only the right to receive from the Partnership a share of the profits, or other compensation by way of income, to which his or her assignor would otherwise be entitled, and to share in such net profits and losses, distributions, and other property upon dissolution and liquidation of the Partnership as his or her assignor would otherwise be entitled to receive.

Notice of Managing Partner Withdrawal and Right of Presentment
In accordance with the terms of the Partnership Agreement, the Managing Partner gave notice on March 22, 2019 of its intention to withdraw as Managing Partner of the Partnership. The notice described the withdrawal process and certain notice periods required by that process. No party assumed the role of Managing Partner within the 120 day notice period specified by the notice of intention to withdraw. Consequently, Apache will continue oversee the process of winding up and liquidating the business and affairs of the Partnership.
On April 26, 2019, the Managing Partner determined that, during the withdrawal and dissolution process, it would be inconsistent with the Managing Partner’s fiduciary duties to purchase (or to cause the Partnership to purchase) outstanding Partnership Units from the holders thereof pursuant to the right of presentment provided for in the Partnership Agreement. As a result of that determination, the right of presentment was terminated. The Partnership has not made a repurchase under the right of presentment since 2008.
Rights Upon Liquidation
Upon liquidation of the Partnership, the Managing Partner (or other persons designated by a decree of court) shall liquidate the assets of the Partnership and apply and distribute the proceeds of such liquidation in the following order of priority:

(i)	payment to creditors of the Partnership, other than Partners, in order of priority provided by law;

(ii)	pro rata to Partners in repayment of any loans made by them to the Partnership; and

(iii)	pro rata payment to Partners in the amounts of their respective capital accounts.

4